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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53420

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Time Equities Securities LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

55 Fifth Avenue, 15th Floor

(No. and Street)

New York	New York	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy Johnson   (281) 367-0380

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meisel, Tuteur, & Lewis, P.C.

(Name -- if individual, state last, first, middle name)

101 Eisenhower Parkway	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Phillip Brody _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Time Equities Securities LLC _____, as

of December 31 _____, 20 17 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

Sworn to me before this

February
21 2018

MAX STURMAN
Notary Public, State of New York
No. 02ST6347767
Qualified in New York County
Commission Expires September 12, 2020



_____
Signature

Chief Compliance Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIME EQUITIES SECURITIES LLC

REPORT PURSUANT TO RULE 17A-5 (D)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

TIME EQUITIES SECURITIES LLC

TABLE OF CONTENTS



**Meisel,
Tuteur
Lewis, P.C.**

Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Time Equities Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Time Equities Securities LLC (the "Company") as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Time Equities Securities LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Time Equities Securities LLC's management. Our responsibility is to express an opinion on Time Equities Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Time Equities Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of Time Equities Securities LLC's financial statements. The supplemental information is the responsibility of Time Equities Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole

Meisel, Tuteur & Lewis, PC

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
March 9, 2018

101 Eisenhower Parkway • Roseland, NJ 07068 • Phone: 973-228-4600 • Fax: 973-228-6551 • www.mtlcpa.com

ASSETS

Cash and cash equivalents	$ 5,046,863
Fees receivable - affiliates	211,000
Prepaid expenses	13,454
Total Assets	**$ 5,271,317**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 27,738
Total Liabilities	27,738
Commitments and Contingencies	
Member's Equity	5,243,579
Total Liabilities and Member's Equity	**$ 5,271,317**

The accompanying notes are an integral part of these financial statements.

Revenues:		
Fee income - affiliates	$	6,717,116
Interest income		1,095
Total Revenues		6,718,211
Expenses:		
Commission expenses		3,256,487
Professional fees		65,038
Other operating expenses		33,679
Total Expenses		3,355,204
Net Income	$	3,363,007

The accompanying notes are an integral part of these financial statements.

	Member's Equity
Balance at December 31, 2016	$ 1,880,572
Net Income	3,363,007
Balance at December 31, 2017	$ 5,243,579

The accompanying notes are an integral part of these financial statements.

Cash Flow From Operating Activities:

Net Income	$ 3,363,007
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in operating assets and liabilities:	
Fees receivable - affiliates	(104,550)
Prepaid expenses and other assets	(2,312)
Accounts payable and accrued expenses	(78,452)
Total adjustments to net income	(185,314)
Net Cash Flows from Operating Activities	3,177,693
Net Increase in Cash and Cash Equivalents	3,177,693
Cash and Cash Equivalents at Beginning of Year	1,869,170
Cash and Cash Equivalents at End of Year	$ 5,046,863

Supplemental Disclosure of Cash Flow Information:

Cash Paid During the Year For:		
Interest	$	-
Income Taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Time Equities Securities LLC (the "Company") was organized in the State of New York on August 16, 2000. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") under the Securities and Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Time Equities, Inc. (the "Parent").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including private offerings of real estate interests in limited partnerships to accredited and other prequalified investors.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Basis of Financial Statement Presentation – The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes its investment banking fees when earned, usually after completion of the assignment, in accordance with written terms of its engagement agreements. All investment banking fees are earned through referral from the Parent.

Cash and Cash Equivalents – For purposes of presentation on both the statements of financial condition and cash flows, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash and cash equivalents. Cash and cash equivalent balances may, at a limited number of banks and financial institutions, periodically exceed Federal Depository Insurance Corporation ("FDIC") insurance coverage. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government.

Fees Receivable – Fees receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2017.

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

    Fair Value of Financial Instruments – The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate fair value.

    Income Taxes – The Company is treated as a disregarded entity for federal and state income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its sole member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes. As a limited liability company, the member's liability is limited to amounts reflected in its member's equity accounts in accordance with the Operating Agreement.

    Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that is greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity.

    Based on its analysis, Management has determined that the Company has not incurred any liability for unrecognized tax benefits as of December 31, 2017. However, Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof.

    The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2017, the state tax authority has not proposed any adjustment to the Company's tax position. Interest and penalties on tax liabilities, if any, would be recorded in expenses. No interest expense or penalties have been assessed for the year ended December 31, 2017.

2. **RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:**

    The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

    For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

    The Company has either evaluated or is currently evaluating the implications, if any of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

3. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Time Equities, Inc. ("Parent") that requires the Parent to provide certain services required by the Company to operate its business, including but not limited to personnel, office facilities and services, office equipment and technology. Such services are provided at no cost to the Company.

All limited partnership interests and membership interests offered by the Company relate only to limited partnership and limited liability companies organized by an affiliate of the Company. In turn, all of the Company's sales commissions and other income was received from related parties through common ownership. As of December 31, 2017, fees receivable from the sale of membership units of affiliated entities amounted to $211,000. For the year ended December 31, 2017, revenue from the sale of membership units of affiliated entities amounted $6,717,116. For the year ended December 31, 2017, almost all of the Company's revenues were earned through investment banking fees received from one affiliated investment fund.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

4. COMMITMENTS AND CONTINGENCIES

The Company had no commitments at December 31, 2017 or during the year then ended.

The Company may become involved in legal claims arising in the ordinary course of business. Currently, there are no known or threatened claims. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

5. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $5,019,125 which is $5,014,125 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($27,738) to net capital was .0055 to 1, which is less than the 15 to 1 maximum allowed.

7. **SUBSEQUENT EVENTS**

Subsequent events were evaluated through March 9, 2018, which is the date that the financial statements were available to be issued.

From January 1, 2018 through March 9, 2018, the Company made a capital distribution to its Parent in the amount of $4,000,000. The capital distribution was in compliance with Rule 15c3-1 as the Company's net capital ratio did not exceed the maximum allowable ratio of 10 to 1 upon disbursement. There were no other subsequent events that require adjustments or disclosures in the financial statements as of December 31, 2017.

TIME EQUITIES SECURITIES LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2017

Computation of net capital		
Credits:		
Total Member's Equity	$	5,243,579
Deductions and/or charges:		
Nonallowable assets:		
Fees receivable - affiliates		(211,000)
Prepaid expenses and other assets		(13,454)
Net Capital	$	5,019,125
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	27,738
Aggregate indebtedness	$	27,738
Computation of basic net capital requirement		
Minimum net capital required (6.67% of aggregate indebtedness)	$	1,849
Minimum dollar requirement	$	5,000
Net capital requirement (greater of minimum		
net capital or dollar requirement)	$	5,000
Excess net capital	$	5,014,125
Excess net capital at 1000%	$	5,013,125
Ratio: Aggregate indebtedness to net capital		.0055 to 1
Reconciliation with Company's computation		
(included in Part II of Form X-17A-5 as of December 31, 2017)		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	4,942,306
Increase resulting from December 31, 2017 audit adjustments, net		76,819
Net capital, as included in this report	$	5,019,125

Schedule II
Reconciliation with Company's Computation of Net Capital
Included in Part IIA of Form X-17A-5
As of December 31, 2017

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited Form FOCUS Part II filing as of December 31, 2017.

TIME EQUITIES SECURITIES LLC

Schedules III & IV

Statement Regarding Exemption from Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2017

Schedule III
Statement of Exemption from the Computation for Determination of
Reserve Requirements under Rule 15C3-3 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(i), the Company is exempt from the computation for determination of reserve requirements. The Company did not handle any customer cash or securities during the year ended December 31, 2017 and does not have any customer accounts.

Schedule IV
Statement of Exemption from the Information Relating to Possession or
Control Requirements under Rule 15C3-3 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(i), the Company is exempt from the information relating to the possession or control requirements. The Company did not handle any customer cash or securities during the year ended December 31, 2017 and does not have any customer accounts.

Time Equities Securities LLC's Exemption Report

Time Equities Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Time Equities Securities LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2017.

2. Time Equities Securities LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2017 to December 31, 2017, without exception.

Time Equities Securities LLC

I, Phil Brody, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Signature

_____
Title

Chief Compliance Officer

February 13, 2018



**Meisel,
Tuteur
Lewis, P.C.**

Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Time Equities Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Time Equities Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Time Equities Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Time Equities Securities LLC stated that Time Equities Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Time Equities Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Time Equities Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Meisel, Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
March 9, 2018

Meisel,
Tuteur
Lewis, P.C.
■ ■ ■ ■ ▓
Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of
Time Equities Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 rules, we have performed the procedures enumerated below, which were agreed to by Time Equities Securities LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Time Equities Securities LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Time Equities Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Time Equities Securities LLC's management is responsible for Time Equities Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Meisel, Tuteur & Lewis, P.C.
MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
March 9, 2018

TIME EQUITIES SECURITIES LLC

Securities Investor Protection Corporation
Schedule of Assessment and Payments (Form SIPC-7)

Year Ended December 31, 2017

	Date Paid	Amount
General Assessment reconciliation for the period		
January 1, 2017 to December 31, 2017		$ 5,193
Payment schedule:		
Paid with SIPC-6	July 27, 2017	(1,484)
Less: Prior Overpayment Applied		(1,353)
Paid with SIPC-6 adjustment	February 7, 2018	(2,238)
Total Payments		(5,075)
Balance due		$ 118

See Report of Independent Registered Public Accounting Firm on Applying
Agreed-Upon Procedures Report on the Schedule of Assessment and Payments (Form SIPC-7)

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